Exhibit 99.1

ROGERS TO BECOME MAJORITY OWNER OF MAPLE LEAF SPORTS & ENTERTAINMENT

Signs agreement to buy out Bell’s 37.5% ownership stake in MLSE

Will invest to bring championships to Canada

Sportsnet will continue to broadcast 50% of Maple Leafs regional games and 50% of Raptors games controlled by MLSE

Toronto, ON (September 18, 2024) – Rogers Communications Inc. (TSX: RCI.A and RCI.B) (NYSE: RCI) (“Rogers”) today announced it has signed an agreement to buy Bell’s 37.5% ownership stake in Maple Leaf Sports & Entertainment (MLSE) for C$4.7 billion.

“MLSE is one of the most prestigious sports and entertainment organizations in the world and we’re proud to expand our ownership of these coveted sports teams,” said Tony Staffieri, President and CEO, Rogers. “As Canada’s leading communications and entertainment company, live sports and entertainment are a critical part of our core business strategy.”

Will continue to invest to bring championships to Canada

Rogers has invested $14 billion in Canadian sports over the last decade. With this transaction, Rogers will continue to invest to bring championships to Canada.

“Winning is everything for fans, and that’s why we’re committed to investing to bring more championships to Canada,” said Edward Rogers, Executive Chair, Rogers. “We’re passionate about sports and we’re passionate about winning.”

Strategic investment will surface value long-term

Financing for this transaction will not affect Rogers debt leverage and financing will include private investors.

“MLSE continues to appreciate significantly, and together with our sports and media assets, we plan to surface more value for shareholders long-term,” said Staffieri. “This agreement also ensures long-term Canadian ownership and investment of these iconic teams.”

Deepens investment in Canadian sport

This agreement adds to Rogers existing sports portfolio including ownership of the Toronto Blue Jays, Rogers Centre and Sportsnet, the number one sports network in Canada. The company also has strategic partnerships with the Vancouver Canucks, the Edmonton Oilers, the Calgary Flames and the NHL. When the transaction closes, Rogers will be the largest owner of MLSE with a controlling Interest in 75% of MLSE.

The deal will provide Bell with the opportunity to renew its existing MLSE broadcast and sponsorship rights long-term at fair market value. This includes access to content rights for 50% of Toronto Maple Leafs regional games and 50% of Toronto Raptors games for which MLSE controls the rights. The transaction is subject to league and regulatory approvals.

About Rogers Communications Inc.

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For more information:

Media

media@rci.rogers.com

1-844-226-1338

Investor Relations

investor.relations@rci.rogers.com

1-844-801-4792

About Forward-Looking Information

This news release includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”) about, among other things, the transaction and the financing, including our receipt of any required league or regulatory approvals and the anticipated benefits of the transaction, and our debt leverage.

This forward-looking information is based on a number of expectations and assumptions as of the date of this news release. Actual events and results may differ materially from what is expressed or implied by forward-looking information if the underlying expectations and assumptions prove incorrect or our objectives, strategies or intentions change or as a result of risks, uncertainties and other factors, many of which are beyond our control, including, the following: the transaction or the private investor financing may not be completed on the anticipated terms or at all; we may instead fund all or a portion of the transaction purchase price through alternate sources, including debt or equity of Rogers Communications Inc., due to league requirements, general economic and market conditions, or other internal and external considerations; the anticipated benefits of the transaction may not be realized; the transaction is subject to closing conditions and termination rights; and our exposure to the risks associated with sports franchises may increase following completion of the transaction. We are under no obligation to update or alter any statements containing forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.